# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OBSIDIAN ENERGY LTD., CIK 0001334388
CUSIP: 674482104
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 207 - 9TH AVENUE S.W., SUITE 200, CALGARY, Alberta Canada (A0), T2P 1K3
Date of event which requires filing of this statement: 08/05/2026
Filed by CIK 0001719611
Persons authorized to receive notices and communications: Edward H. Kernaghan, c/o Kernwood Limited, 155 University Avenue, Suite 750, Toronto, Ontario Canada (A6), M5H 3B7, (416) 423-3251

## Reporting persons
- Kernwood Ltd (CIK 0001719611): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 4,083,414; shared voting power 0; sole dispositive power 4,083,414; shared dispositive power 0; aggregate amount beneficially owned 4,083,414 (6.1% of the class)
- Edward H. Kernaghan: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 85,352; shared voting power 4,083,414; sole dispositive power 85,352; shared dispositive power 4,083,414; aggregate amount beneficially owned 4,168,766 (6.2% of the class)
- Elizabeth Kernaghan: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 4,083,414; sole dispositive power 0; shared dispositive power 4,083,414; aggregate amount beneficially owned 4,083,414 (6.1% of the class)
- Jennifer Kernaghan: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 4,570; shared voting power 0; sole dispositive power 4,570; shared dispositive power 0; aggregate amount beneficially owned 4,570 (0% of the class)
- Charlie Kernaghan: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 200; shared voting power 0; sole dispositive power 200; shared dispositive power 0; aggregate amount beneficially owned 200 (0% of the class)
- Claire Kernaghan: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 85; shared voting power 0; sole dispositive power 85; shared dispositive power 0; aggregate amount beneficially owned 85 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: OBSIDIAN ENERGY LTD.
Address of issuer's principal executive offices: 207 - 9TH AVENUE S.W., SUITE 200, CALGARY, Alberta Canada (A0), T2P 1K3

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is filed by Kernwood Limited, Edward H. Kernaghan, Elizabeth Kernaghan, Jennifer Kernaghan, Charlie Kernaghan and Claire Kernaghan. Each of the foregoing is referred to collectively as the "Reporting Persons."
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 155 University Avenue, Suite 750, Toronto, Ontario, Canada M5H 3B7.
Present principal occupation or employment: The principal business of Kernwood is to invest in securities of private and public companies. Edward H. Kernaghan's principal occupation is Executive Vice President of Kernaghan & Partners Ltd., a full service brokerage house at 155 University Avenue, Suite 50, Toronto, Ontario M5H 3B7 Canada. Elizabeth Kernaghan's principal occupation is Genetic Counselor at Orilla Hospital at 170 Colborne Street West, Orillia, Ontario L3V 3B5 Canada. Edward H. Kernaghan and Elizabeth Kernaghan are each 50% shareholders of Kernwood and are deemed to control Kernwood.
Criminal convictions in the last five years: No Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violationsn of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Kernwood is an Ontario, Canada corporation. All of the other Reporting Persons are Canadian citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: With respect to the Q3 2026 purchases listed in Item 5 below, working capital of Kernwood.

## Item 4. Purpose of Transaction
Purpose of transaction:
Purchases made in the ordinary course of business with a view toward investment. The Reporting Persons review their investments in the Issuer on a continuing basis. As part of this review, the Reporting Persons evaluate various alternatives that are or may become available with respect to the Issuer and its securities.

The Reporting Persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise. Depending upon a variety of factors, the Reporting Persons may from time to time and at any time, in their sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their investment in the Issuer, including, among other things, proposing or effecting any matter that would constitute or result in any of the matters or effects enumerated in subparagraphs (a)-(j) of this Item 4 of Schedule 13D. The Reporting Persons may seek to have one of their members appointed to the board of directors of the Issuer. Except as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in the consequences listed in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 on the cover pages
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 through 10 on the cover pages
Transactions in the class effected during the past sixty days:
Kernwood purchased 634,900 common shares of the Issuer since the date of the most recent Schedule 13D amendment filed with the Securities and Exchange Commission on October 21, 2025 , at an approximate total purchase price of $5,298,738.78, on the dates and in the amounts specified below:

Date No. of Issuer Shares Average Price Per Share

10/31/2025 240,000 $ 7.901 ($7.72 to $8.10)
11/03/2025 19,800 $ 7.886 ($7.74 to $7.96)
11/04/2025 15,500 $ 7.820 ($7.77 to $7.85)
11/06/2025 5,800 $ 7.90 ($7.895 to $7.90)
12/11/2025 37,500 $ 8.298 ($8.27 to $8.32)
12/12/2025 25,000 $ 8.251 ($8.22 to $8.30)
12/15/2025 50,300 $ 8.074 ($7.98 to $8.10)
12/16/2025 40,000 $ 7.71 ($7.66 to $7.75)
12/17/2025 25,000 $ 7.794 ($7.78 to $7.80)
12/18/2025 60,000 $ 7.726 ($7.655 to $7.77)
12/19/2025 50,000 $ 7.75 ($7.72 to $7.80)
01/05/2026 5,900 $ 7.995 ($7.98 to $8.00)
07/03/2026 2,600 $11.4288 ($11.415 to $11.43)
07/07/2026 7,000 $11.2737 ($11.25 to $11.30)
08/05/2026 50,500 $12.785 ($12.70 to $12.87)
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Joint Filing Agreement

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement

## Signatures
- Kernwood Ltd: /s/ Edward H. Kernaghan, Edward H. Kernaghan, President (08/07/2026)
- Edward H. Kernaghan: /s/ Edward H. Kernaghan, Edward H. Kernaghan, Individually (08/07/2026)
- Elizabeth Kernaghan: /s/ Elizabeth Kernaghan, Elizabeth Kernaghan, Individually (08/07/2026)
- Jennifer Kernaghan: /s/ Jennifer Kernaghan, Jennifer Kernaghan, Individually (08/07/2026)
- Charlie Kernaghan: /s/ Charlie Kernaghan, Charlie Kernaghan, Individually (08/07/2026)
- Claire Kernaghan: /s/ Claire Kernaghan, Claire Kernaghan, Individually (08/07/2026)